FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of October 2013

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200 - 300 St. Paul Street,
Quebec City, QC, Canada G1K 7R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Signatures

Unaudited Condensed Interim Balance Sheet

Unaudited Condensed Interim Statements of Loss

Unaudited Condensed Interim Statements of Comprehensive Income (Loss)

Unaudited Condensed Interim Statements of Changes in Shareholders’ Equity

Unaudited Condensed Interim Statements of Cash Flows

Unaudited Notes to Interim Financial Statements

General information

Basis of preparation

Changes in accounting policies

Mining properties

Detail of mining properties

Royalty interest in mining properties

Accounts payable and accrued liabilities

Share capital

Stock options

Earnings per share

General administrative expenses

General exploration costs

Cash flows

Financial instruments and fair value measurement

Commitments

Management’s Discussion and Analysis

CEO Certification

CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: October 10, 2013

CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2013 AND 2012

VIRGINIA MINES INC. Unaudited Condensed Interim Balance Sheet

(expressed in Canadian dollars)

	As at August 31, 2013	As at February 28, 2013
Assets

Current assets
Cash	$1,151,396	$4,057,508
Short-term investments	38,956,041	37,111,095
Tax credits for mining exploration and commodity taxes receivable	2,061,780	2,344,559
Other amounts receivable	828,634	60,296
Prepaid expenses	289,248	122,536
	43,287,099	43,695,994

Non-current assets
Mining properties (note 4)	61,252,797	58,857,272
Royalty interest in mining properties (note 5)	425,763	233,363
Property, plant and equipment	695,526	728,977
Deferred tax assets	1,380,148	1,298,006
	$107,041,333	$104,813,612

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 6)	$2,804,756	$3,966,973
Current portion of deferred lease inducements	9,404	9,404
	2,814,160	3,976,377

Non-current liabilities
Deferred lease inducements	96,392	101,094
Deferred tax liabilities	4,537,823	4,019,246
Deferred royalties	5,130,660	4,825,300
	9,764,875	8,945,640

Shareholders' Equity

Share capital (note 7)	134,310,278	130,396,873
Stock options (note 8)	7,302,215	7,523,608
Contributed surplus	492,005	480,819
Deficit	(49,471,354)	(48,039,245)
Accumulated other comprehensive income	1,829,154	1,529,540
	94,462,298	91,891,595
	$107,041,333	$104,813,612
Commitments (note 14)

The accompanying notes are an integral part of these condensed interim financial statements.

Approved by the Board of Directors

(signed) André Gaumond	, Director	(signed) André Lemire	, Director

VIRGINIA MINES INC. Unaudited Condensed Interim Statements of Loss

(expressed in Canadian dollars)

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2013	2012	2013	2012

Expenses
Salaries	$198,782	$228,439	$513,960	$520,551
Professional and maintenance fees	105,918	75,710	251,447	147,611
General administrative expenses (note 10)	139,041	88,082	376,293	346,807
Stock-based compensation	-	828,708	-	828,708
Depreciation of property, plant and equipment	25,285	17,664	50,019	33,588
General exploration costs (note 11)	419,442	256,795	609,400	561,541
Cost of mining properties abandoned or written off	153,582	202,362	1,937,266	277,007
	1,042,050	1,697,760	3,738,385	2,715,813

Other income (expenses)
Dividends	54,673	63,658	120,779	127,429
Interest	201,733	242,354	403,547	453,970
Fees invoiced to partners	89,941	120,998	150,895	346,251
Loss on sale of mining property	-	-	-	(5,722)
Gain on sale of available-for-sale investments	-	15,621	153,736	140,950
Gain on investments held for trading	248,910	-	263,156	-
Loss on investments designated as held for trading	(650)	(4,854)	(1,755)	(10,287)
Other than temporary write-down on
available-for-sale investments	(341,750)	-	(341,750)	-
	252,857	437,777	748,608	1,052,591

Loss before income taxes	(789,193)	(1,259,983)	(2,989,777)	(1,663,222)
Deferred tax recovery	760,379	592,166	1,557,668	1,270,106
Net loss	$(28,814)	$(667,817)	$(1,432,109)	$(393,116)

Per share (note 9)

Basic and diluted net loss	$(0.001)	$(0.021)	$(0.044)	$(0.012)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Condensed Interim Statements of Comprehensive Income (Loss)

(expressed in Canadian dollars)

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2013	2012	2013	2012

Net loss	$(28,814)	$(667,817)	$(1,432,109)	$(393,116)

Other comprehensive income (loss)
Items that may be reclassified subsequently to
net earnings (loss)
Unrealized gain (loss) on available-for-sale investments,
net of income tax of $64,018 and $20,372 ($18,004
and recovery of $67,244 in 2012)	411,955	115,855	131,093	(432,713)
Reclassification of other-than-temporary declines in value
on available-for-sale investments, net of income taxes
of $46,866 (nil in 2012)	301,580	-	301,580	-
Reclassification of gains on available-for-sale investments
realized upon sale, net of income tax expense of
nil and $20,677 ($2,101 and $18,958 in 2012)	-	(13,520)	(133,059)	(121,992)

	713,535	102,335	299,614	(554,705)

Comprehensive income (loss)	$684,721	$(565,482)	$(1,132,495)	$(947,821)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Condensed Interim Statements of Changes in Shareholders’ Equity

(expressed in Canadian dollars)

	Share capital	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$

Balance as at March 1, 2013	130,396,873	7,523,608	480,819	(48,039,245)	1,529,540	91,891,595

Net loss	-	-	-	(1,432,109)	-	(1,432,109)

Unrealized gain on available-for-sale
investments, net of related income taxes	-	-	-	-	131,093	131,093

Reclassification of other-than-temporary
declines in value on available-for-sale
investments, net of related income taxes	-	-	-	-	301,580	301,580

Reclassification of gain on available-for-sale
investments realized upon sale, net of related
income taxes	-	-	-	-	(133,059)	(133,059)

Comprehensive loss for the period	-	-	-	(1,432,109)	299,614	(1,132,495)

Stock options exercised	612,057	(210,207)	-	-	-	401,850

Stock options cancelled	-	(11,186)	11,186	-	-	-

Issuance of shares for cash consideration	3,284,820	-	-	-	-	3,284,820

Issuance of shares for acquisition of royalty
interest in mining property	192,400	-	-	-	-	192,400

Share issue expenses	(175,872)	-	-	-	-	(175,872)

Balance as at August 31, 2013	134,310,278	7,302,215	492,005	(49,471,354)	1,829,154	94,462,298

	Share capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2012	124,688,911	14,358	6,625,705	385,549	(45,136,428)	1,590,963	88,169,058

Net loss	-	-	-	-	(393,116)	-	(393,116)

Unrealized loss on available-for-sale
investments, net of related income taxes	-	-	-	-	-	(432,713)	(432,713)

Reclassification of gains on available-for-
sale investments realized upon sale, net of
related income taxes	-	-	-	-	-	(121,992)	(121,992)

Comprehensive loss for the period	-	-	-	-	(393,116)	(554,705)	(947,821)

Stock-based compensation	-	-	828,708	-	-	-	828,708

Stock options exercised	458,392	-	(169,322)	-	-	-	289,070

Stock options cancelled	-	-	(55,648)	55,648	-	-	-

Warrants expired	-	(8,487)	-	8,487	-	-	-

Issuance of shares for cash consideration	1,729,000	-	-	-	-	-	1,729,000

Share issue expenses	(198,018)	-	-	-	-	-	(198,018)

Balance as at August 31, 2012	126,678,285	5,871	7,229,443	449,684	(45,529,544)	1,036,258	89,869,997

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Condensed Interim Statements of Cash Flows

(expressed in Canadian dollars)

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2013	2012	2013	2012

Cash flows from (used in) operating activities
Net loss	$(28,814)	$(667,817)	$(1,432,109)	$(393,116)

Adjustments for :
Deferred tax recovery	(760,379)	(592,166)	(1,557,668)	(1,270,106)
Other than temporary write-down on available-for-sale
investments	341,750	-	341,750	-
Loss on investments designated as held for trading	650	4,854	1,755	10,287
Gain on investments held for trading	(248,910)	-	(263,156)	-
Gain on sale of available-for-sale investments	-	(15,621)	(153,736)	(140,950)
Loss on sale of mining property	-	-	-	5,722
Cost of mining properties abandoned or written off	153,582	202,362	1,937,266	277,007
Depreciation of property, plant and equipment	25,285	17,664	50,019	33,588
Stock-based compensation	-	828,708	-	828,708
Amortization of deferred lease inducements	(2,351)	-	(4,702)	-
	(519,187)	(222,016)	(1,080,581)	(648,860)

Variation in deferred royalties	-	305,200	305,360	601,250

Changes in items of working capital
Tax credits for mining exploration and commodity
taxes receivable	429,573	(213,755)	282,779	(456,348)
Other amounts receivable	(851,614)	(64,847)	(736,999)	356,919
Prepaid expenses	(58,218)	157	(166,712)	(235,712)
Accounts payable and accrued liabilities	(689,516)	356,289	(698,384)	(2,236,038)
	(1,169,775)	77,844	(1,319,316)	(2,571,179)
	(1,688,962)	161,028	(2,094,537)	(2,618,789)

Cash flows from financing activities
Bank overdraft	-	705,288	-	705,288
Issuance of common shares, net of share issue expenses	389,650	2,828,878	5,999,807	3,017,752
	389,650	3,534,166	5,999,807	3,723,040

Cash flows used in investing activities
Acquisition of short-term investments	(3,811,632)	(6,972,671)	(11,825,093)	(13,692,819)
Disposition of short-term investments	2,054,887	5,900,201	10,368,371	13,871,588
Acquisition of mining properties and capitalized
exploration costs	(1,828,118)	(4,374,793)	(5,348,158)	(10,105,143)
Change in credit on duties refundable for loss and
refundable tax credit related to exploration costs	-	1,068,489	-	1,957,753
Acquisition of property, plant and equipment	(12,778)	(9,528)	(46,502)	(74,376)
Option payments received	40,000	30,000	40,000	30,000
	(3,557,641)	(4,358,302)	(6,811,382)	(8,012,997)

Decrease in cash	(4,856,953)	(663,108)	(2,906,112)	(6,908,746)
Cash - Beginning of period	6,008,349	4,119,075	4,057,508	10,364,713
Cash - End of period	$1,151,396	$3,455,967	$1,151,396	$3,455,967

Interest received	$121,196	$113,751	$424,330	$408,676
Dividends received	$54,673	$63,658	$120,779	$127,429

Supplemental information (note 12)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2013 and 2012

(expressed in Canadian dollars)

1

General information

Virginia Mines Inc. (the "Company"), incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The address of its registered office is 300 St-Paul, Suite 200, Quebec City, Quebec, Canada.

2

Basis of preparation

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting, and using the same accounting policies and methods of computation as our most recent annual financial statements, except for the changes in accounting policies presented in note 3. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended February 28, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim financial statements were approved by the Board of Directors for issue on October 10, 2013.

3

Changes in accounting policies

The Company has adopted the following new and revised standards, along with any consequential amendments, effective March 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1, Presentation of Financial Statements, (“IAS 1”)

The Company has adopted the amendments to IAS 1 effective March 1, 2013. These amendments required the Company to group other comprehensive income items based on whether or not they may be reclassified to net earnings in the future. These changes did not result in any adjustments to other comprehensive income (loss) or comprehensive income (loss).

IFRS 10, Consolidated Financial Statements, (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The adoption of IFRS 10 did not affect the Company's financial statements.

IFRS 11, Joint Arrangements, (“IFRS 11”)

IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). We conducted a review of our working interests and determined that the adoption of IFRS 11 did not result in any change in the accounting treatment of these working interests.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2013 and 2012

(expressed in Canadian dollars)

IFRS 12, Disclosure of Interests in Other Entities, (“IFRS 12”)

IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity’s interests in other entities. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. The adoption of IFRS 12 did not affect the Company's financial statements.

IFRS 13, Fair Value Measurement, (“IFRS 13”)

IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on March 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at March 1, 2013.

4	Mining properties

Reconciliation of mining properties
		Acquisition cost
	Exploration	Mining
	costs	properties	Claims	Total

Balance as at February 28, 2013	$45,992,971	$8,935,283	$3,929,018	$58,857,272

Costs incurred	4,010,634	1,473	238,001	4,250,108
Mining properties under option	(10,464)	(29,375)	(161)	(40,000)
Mining properties abandoned or written off	(734,118)	(1,025,679)	(177,469)	(1,937,266)
Non-refundable tax adjustment	122,683	-	-	122,683

Balance as at August 31, 2013	$49,381,706	$7,881,702	$3,989,389	$61,252,797

On June 28, 2013, the Company signed a strategic alliance with Altius Minerals Corporation (« Altius ») whereby the Company and Altius will cooperate to explore geological settings favourable for different types of mineralization in the Labrador Trough. A budget of approximately $600,000 has been allocated to the 2013 campaign.

On July 11, 2013, IAMGOLD Corporation terminated the agreement on the Lac Pau property giving it the option to acquire a 50% interest.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2013 and 2012

(expressed in Canadian dollars)

Detail of mining properties
	# Claims	Undivided interest	Balance as at March 1, 2013	Costs incurred	Mining Properties abandoned, written off or under option and related tax credits	Balance as at August 31, 2013
		%	$	$	$	$
Anatacau	207
Acquisition costs		0	96,346	3,024	-	99,370
Exploration costs			1,338,328	308,711	-	1,647,039
			1,434,674	311,735	-	1,746,409

Ashuanipi	596
Acquisition costs		50	88,949	-	-	88,949
Exploration costs			1,563,678	-	-	1,563,678
			1,652,627	-	-	1,652,627

Baie Payne	471
Acquisition costs		50	605,545	-	-	605,545
Exploration costs			534,849	-	-	534,849
			1,140,394	-	-	1,140,394

Corvet Est	599
Acquisition costs		50	111,912	13,761	(5,630)	120,043
Exploration costs			1,647,234	3,223	(73,941)	1,576,516
			1,759,146	16,984	(79,571)	1,696,559

Coulon	574
Acquisition costs		100	4,949,117	24,304	(1,040,000)	3,933,421
Exploration costs			14,472,752	1,113,268	12,683	15,598,703
			19,421,869	1,137,572	(1,027,317)	19,532,124

Éléonore Régional	912
Acquisition costs		100	460,145	25,266	-	485,411
Exploration costs			2,118,111	381,405	-	2,499,516
			2,578,256	406,671	-	2,984,927

Lac Gayot	530
Acquisition costs		100	1,897,727	-	(29,536)	1,868,191
Exploration costs			672,310	-	(10,464)	661,846
			2,570,037	-	(40,000)	2,530,037

(forward)			30,557,003	1,872,962	(1,146,888)	31,283,077

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2013 and 2012

(expressed in Canadian dollars)

	# Claims	Undivided interest	Balance as at March 1, 2013	Costs incurred	Mining Properties abandoned, written off or under option and related tax credits	Balance as at August 31, 2013
		%	$	$	$	$
(brought forward)			30,557,003	1,872,962	(1,146,888)	31,283,077

La Grande Sud	188
Acquisition costs		100	77,580	13,104	-	90,684
Exploration costs			1,577,840	13,712	-	1,591,552
			1,655,420	26,816	-	1,682,236

Lac Pau	802
Acquisition costs		100	162,029	-	-	162,029
Exploration costs			3,339,113	(7,962)	-	3,331,151
			3,501,142	(7,962)	-	3,493,180

Nichicun	298
Acquisition costs		100	77,066	25,145	-	102,211
Exploration costs			2,265,356	55,576	-	2,320,932
			2,342,422	80,721	-	2,423,143

Poste Lemoyne Ext.	605
Acquisition costs		100	1,247,293	44,947	-	1,292,240
Exploration costs			7,051,696	253,534	-	7,305,230
			8,298,989	298,481	-	8,597,470

Trieste	525
Acquisition costs		100	130,615	12,348	-	142,963
Exploration costs			1,406,821	132,416	-	1,539,237
			1,537,436	144,764	-	1,682,200

Wabamisk	1,004
Acquisition costs		100	848,492	9,928	(54,939)	803,481
Exploration costs			4,914,182	934,684	(345,401)	5,503,465
			5,762,674	944,612	(400,340)	6,306,946

Others
Acquisition costs			2,111,485	67,647	(102,579)	2,076,553
Exploration costs			3,090,701	822,067	(204,776)	3,707,992
			5,202,186	889,714	(307,355)	5,784,545

Total
Acquisition costs			12,864,301	239,474	(1,232,684)	11,871,091
Exploration costs			45,992,971	4,010,634	(621,899)	49,381,706
			58,857,272	4,250,108	(1,854,583)	61,252,797

All mining properties are located in the province of Quebec.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2013 and 2012

(expressed in Canadian dollars)

5

Royalty interest in mining properties

On May 8, 2013, TerraX Minerals Inc. ("TerraX") granted the Company the option to purchase a 2% NSR on the Northbelt property in Yellowknife, NWT, in consideration of the issuance of 20,000 shares of the Company. This option will entitle the Company to purchase a 2% NSR on production by payment of $2,000,000 within three months following commencement of production.

6	Accounts payable accrued liabilities

		As at August 31, 2013	As at February 28, 2013
		$	$

	Advances from partners	46,428	679,742
	Trade	1,426,182	2,624,675
	Premium related to flow-through shares	1,332,146	662,556

		2,804,756	3,966,973

7	Share capital

	The share capital issued has varied as follows:

		Six-Month Period Ended August 31, 2013		Year Ended February 28, 2013
		Number	$	Number	$

	Balance - beginning of period	32,506,633	130,396,873	31,884,740	124,688,911

	Stock options exercised	64,500	612,057	167,250	1,452,309
	Issuance of shares for acquisition
	of mining properties	-	-	7,500	75,345
	Issuance of shares for acquisition of royalty
	interest in mining property (note 5)	20,000	192,400	-	-
	Issuance of shares for a cash consideration (a)	331,800	3,284,820	447,143	4,314,145
	Share issue expenses	-	(175,872)	-	(133,837)

	Balance - end of period	32,922,933	134,310,278	32,506,633	130,396,873

(a) Detail of the issuance of flow-through shares:

On March 20, 2013, the Company completed a private placement of 331,800 flow-through common shares at a price of $18.10 per share for gross proceeds of $6,005,580. A premium of $2,557,514, net of issue expenses, was accounted for as a premium related to flow-through shares in accounts payable and accrued liabilities. Issue expenses of $385,844 related to this placement were incurred.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2013 and 2012

(expressed in Canadian dollars)

8

Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date. The stock option price is always higher than the last closing price on the day of grant at the Toronto Stock Exchange.

At the next shareholders' meeting, the Company's shareholders will be asked to approve and authorize all unallocated options issuable under the plan for three years.

The following table presents the stock option activity since March 1, 2012 and summarizes information about stock options outstanding and exercisable as at August 31, 2013:

		Six-Month Period Ended August 31, 2013		Year Ended February 28, 2013
		Number	Weighted average exercise price	Number	Weighted average exercise price
			$		$

Outstanding and exercisable - beginning of period		2,193,750	6.55	1,997,000	5.94
Granted		-	-	383,000	9.40
Exercised		(64,500)	6.23	(167,250)	5.43
Cancelled		(2,500)	9.18	(19,000)	9.09

Outstanding and exercisable - end of period		2,126,750	6.56	2,193,750	6.55

The following table summarizes information about stock options outstanding and exercisable as at August 31, 2013:

Options outstanding and exercisable
Range of exercise price	Number	Weighted average remaining contractual life	Weighted average exercise price
		(years)	$

$3.21 to $4.44	695,500	3.27	4.05
$5.22 to $7.68	772,750	5.50	6.49
$9.00 to $9.87	658,500	8.68	9.28

The fair value of stock options granted has been estimated using the Black & Scholes model with the following assumptions:

				Year Ended February 28, 2013
Risk-free interest rate				1.38%
Expected volatility				44%
Dividend yield				Nil
Weighted average expected life				69 months
Weighted average fair value of options granted				$3.98
Weighted average fair value of share price at the date of the grant				$9.39

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2013 and 2012

(expressed in Canadian dollars)

9

Earnings per share

For the three-month and six-month periods ended August 31, 2013 and 2012, there was no difference between the basic and diluted loss per share since the stock options were anti-dilutive. Accordingly, the diluted loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2013	2012	2013	2012

Basic weighted average number of shares outstanding	32,867,808	32,117,751	32,819,555	32,012,550
Stock options	704,698	687,348	695,826	701,593

Diluted weighted average number of shares outstanding	33,572,506	32,805,099	33,515,381	32,714,143

Items excluded from the calculation of diluted loss
per share because the exercise price was greater than
the average quoted value of the common shares
Warrants	-	12,000	-	12,000
Stock options	175,750	154,250	175,750	154,250

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2013 and 2012

(expressed in Canadian dollars)

10	General administrative expenses

		Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
		2013	2012	2013	2012

	Office rental	$41,292	$32,609	$82,530	$64,078
	Administrative and professional services	(5,734)	(5,542)	(12,554)	(11,243)
	Advertising and exhibitions	10,523	7,304	39,104	44,773
	Travel expenses	9,237	10,079	44,007	44,049
	Donations and sponsorships	18,900	2,160	24,955	27,210
	Training and tuition	3,505	2,830	27,410	7,500
	Insurance	13,924	11,674	25,968	23,359
	Interest on notices of assessment	-	947	-	43,537
	Office expenses and other	47,394	26,021	144,873	103,544
		$139,041	$88,082	$376,293	$346,807

11	General exploration costs

		Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
		2013	2012	2013	2012

	Salaries and fees	$189,346	$128,692	$353,666	$203,633
	Transport	179,501	78,984	181,585	80,855
	Field expenditures	50,595	46,594	74,149	56,269
	Other	-	2,525	-	220,784
		$419,442	$256,795	$609,400	$561,541

12	Cash flows
	Items not affecting cash	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
		2013	2012	2013	2012

	Related to investing activities:

	Acquisition of mining properties and
	exploration costs included in accounts
	payable and accrued liabilities	$864,314	$1,501,350	$864,314	$1,501,350
	Non-refundable tax adjustment included in
	mining properties	$-	$-	$122,683	$-

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2013 and 2012

(expressed in Canadian dollars)

13	Financial instruments and fair value measurement

a) Financial instruments The classification of financial instruments as at August 31, 2013 and February 28, 2013 is summarized as follows:

					As at August 31, 2013
					Carrying value	Fair value
At fair value through profit or loss		Available- for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
	$	$	$	$	$	$

Financial assets
Cash	-	-	1,151,396	-	1,151,396	1,151,396
Short-term investments	426,302	38,529,739	-	-	38,956,041	38,956,041
Other amounts receivable	-	-	828,634	-	828,634	828,634
	426,302	38,529,739	1,980,030	-	40,936,071	40,936,071

Financial liabilities
Accounts payable and accrued
liabilities	-	-	-	1,472,610	1,472,610	1,472,610

					As at February 28, 2013
					Carrying value	Fair value
At fair value through profit or loss		Available- for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
	$	$	$	$	$	$

Financial assets
Cash	-	-	4,057,508	-	4,057,508	4,057,508
Short-term investments	130,948	36,980,147	-	-	37,111,095	37,111,095
Other amounts receivable	-	-	60,296	-	60,296	60,296
	130,948	36,980,147	4,117,804	-	41,228,899	41,228,899

Financial liabilities
Accounts payable and accrued
liabilities	-	-	-	3,304,417	3,304,417	3,304,417

The Company's financial assets at fair value through profit or loss comprise convertible debentures and warrants. The available-for-sale assets comprise bonds, trust units and investments in public companies (shares).

Other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity. Cash is measured at fair value.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2013 and 2012

(expressed in Canadian dollars)

b) Fair value measurement

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 –

valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 –

valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 –

valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

As at August 31, 2013, the classification of the Company's financial instruments, recorded at fair value on a recurring basis, was as follows:

	As at August 31, 2013
	Level 1	Level 2	Level 3
	$	$	$
Financial assets

Shares and trust units	5,186,448	1,177,361	-
Bonds	-	32,165,930	-
Warrants	-	426,302	-

Total	5,186,448	33,769,593	-

	As at February 28, 2013
	Level 1	Level 2	Level 3
	$	$	$
Financial assets

Shares and trust units	5,398,895	-	-
Bonds and convertible debentures	-	31,712,200	-

Total	5,398,895	31,712,200	-

No transfer attributable to changes in the observability of market data was made among the fair value measurement hierarchy levels during the three-month and six-month periods ended August 31, 2013 and the year ended February 28, 2013.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2013 and 2012

(expressed in Canadian dollars)

The valuation techniques that are used to measure fair value are as follows:

The fair value of shares and trust units is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument. If the instrument is on a sale period restriction, the fair value is discounted and the instrument is classified in level 2.

The fair value of warrants is established through the use of the Black & Scholes pricing model, which uses share price inputs and volatility measurements. If the instrument is on a sale period restriction, the fair value is discounted.

The fair value of bonds and convertible debentures is valued at bid price using independent pricing services or dealer prices.

Other information

As at August 31, 2013, gross unrealized losses on available-for-sale securities totalled $357,188 ($67,937 as at February 28, 2013). Of this sum, an amount of $220,298 ($16,308 as at February 28, 2013) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $136,890 ($51,629 as at February 28, 2013) related to common shares is mainly explained by fluctuation of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It assesses that the gross unrealized losses are not significant or prolonged.

The total interest income for financial assets that are not classified as at fair value through profit or loss for the three-month and six-month periods ended August 31, 2013 is $172,000 and $342,000 ($205,000 and $394,000 for the three-month and six-month periods ended August 31, 2012).

14

Commitments

The Company is committed to incurring exploration expenses of $8,005,585 by December 31, 2014 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on January 16, 2013 and March 20, 2013. As at August 31, 2013, the Company spent $4,930,230 according to this commitment.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2013 AND 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the unaudited condensed interim financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month and six-month periods ended August 31, 2013 and 2012. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2013, and results of operations, including the section describing the risks and uncertainties.

The information contained herein is dated as of October 10, 2013, date of the approval by the Board of the Management’s Discussion and Analysis and the Financial Statements.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking information and statements, which constitute “forward-looking information” under Canadian securities law and which may be material regarding, among other things, the Company’s beliefs, plans, objectives, estimates, intentions and expectations. Forward-looking information and statements are typically identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “forecast”, “goal”, “intend”, “plan”, “will”, “may”, “should”, “could” and similar expressions. Specific forward-looking information in this document includes, but not limited to, statements with respect to the Company’s future operating and financial results, its exploration activities, its capital expenditure plans and the ability to execute on its future operating, investing and financing strategies.

These forward-looking information and statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Activities Summary

During the three-month period ended August 31, 2013, exploration costs rose to $2,699,000 compared to $4,559,000 for the corresponding period of the preceding year. During the six-month period ended August 31, 2013, exploration costs amounted to $4,620,000 compared to $9,408,000 for the same period of the preceding year.

In the recent quarter, the Company was active mainly on the Anatacau-Wabamisk, Ashuanipi and Coulon projects, on the James Bay Territory. Many short exploration programs were also carried on some other Company’s projects. The Baie Payne project, located on the Nunavik Territory, also underwent drilling work conducted by Anglo American Exploration (Canada) Ltd. (“AAEC”). Initially, this project was under a 50-50 partnership but as the Company elected not to participate in the summer 2013 campaign, its participation will be diluted accordingly.

ANATACAU-WABAMISK PROPERTY

Surface work aiming at prospecting, mechanical stripping and geological mapping was carried out in the summer of 2013 on the Anatacau-Wabamisk property, located in the Opinaca Reservoir area, Quebec Middle-North. The Anatacau-Wabamisk property is located 30 kilometres southwest of the Opinaca Reservoir, about 290 kilometres north of the town of Matagami, province of Quebec. The property consists of 1,211 designated claims totalling 63 684 hectares split on two adjoining portions: the Anatacau portion, with 207 claims constituting the southeastern portion of the property, and the Wabamisk portion, with 1,004 claims forming the main part of the property. The Company owns 100% of the Wabamisk portion (except for the applicable royalties on 69 claims of the former Lac H property) while the Anatacau portion is wholly owned by IAMGOLD Corporation (« IAMGOLD »). As per an agreement entered into in May 2007, the Company has the option of acquiring a 100% interest in the Anatacau part for a consideration consisting of a $25,000 payment that was made upon signing of the agreement and $3 million in exploration work to be carried out before December 31, 2015. Should the Company acquire a 100% interest in the property, IAMGOLD will retain on this portion a 2% NSR. The Company may buy back half (1%) of this royalty for $1.5 million.

Prospecting and mechanical stripping work conducted in the summer of 2013 focussed on the new portion of lines cut in the winter of 2013 in the west-northwest extension of the Wabamisk grid where a very interesting gold system was discovered by stripping in 2012 and confirmed by drilling in the winter of 2013. This vein network, characterized by the frequent presence of visible gold, is of plurikilometric extension and includes, among other things, the Mustang vein, which was traced at surface over 425 metres laterally, thus confirming the potential of the gold system to contain good-size veins. This network of auriferous quartz veins yielded up to 23.28 NC (11.14 C) g/t Au over 4.6 metres in channel and up to 22.65 g/t Au over 2.25 metres in drilling. Work carried out in the summer tested the lateral extension of this vein network as well as many other geological and geophysical targets on the vast Anatacau-Wabamisk property. Work led to the discovery of a few new gold showings on the grid cut in the winter of 2013. Most of these showings correspond to decametric quartz veins followed over a few metres to 10 metres or so laterally, within altered sedimentary rocks (wacke). Some of these veins sometimes contain visible gold. To-date assay results ranged from 1.49 to 24.4 g/t Au in grab samples and from 0.37 to 14.4 g/t Au over 1 metre in channels. The Company is encouraged by these preliminary results nonetheless confirming that the field of quartz veins discovered in 2012 indeed continues towards the west on the new cut grid. Several assay results are yet to come and mechanical stripping, structural mapping and channel sampling will continue in the coming fall, hoping to discover other veins similar to that of the Mustang vein.

During the recent quarter, the Company spent $690,000 ($1,257,000 for the six-month period ended August 31, 2013) on the Anatacau-Wabamisk property.

ASHUANIPI PROPERTY

Exploration work including eight holes totalling 1,248 metres as well as prospecting and mechanical stripping were carried out in August 2013 on the Ashuanipi project. This project is located in the James Bay region, province of Quebec, more specifically in the southern part of the Caniapiscau Reservoir, about 180 kilometres northwest of the town of Fermont. The property consists of 596 claims covering an area of 30,371.12 hectares. As per an agreement entered into during fiscal 2012, the Company transferred to AAEC a 50% interest in the 596 mining claims forming the property. To maintain its 50% interest in the property, AAEC must engage $5 million in exploration work over a five-year period. AAEC may, at its sole discretion, accelerate such funding. The Company is the operator.

Drilling was concentrated on the main grid of the southern bloc of the Ashuanipi project. Five holes (AH-13-001 to 005) tested at shallow depth the extensions of the Falcon Nord and Falcon Sud showings while two other holes (AH-13-006 and 007) tested the extensions of the Eagle showing towards the south. Hole AH-13-008 tested a strong EM-Mag anomaly at the south end of the cut grid. Drillholes testing the area of the Falcon Nord and Falcon Sud showings all intersected a weakly altered tonalitic intrusive rock hosting a finely disseminated chalcopyrite mineralization (trace at < 1%) sometimes reaching up to 5% over a few metres thick. In the Eagle area, hole AH-13-006, drilled 250 metres south of the original showing, intersected a mineralized zone of 10 metres thick or so, comprised of 30-40% pyrrhotite, 2-5% pyrite and traces of chalcopyrite-sphalerite, in silicified mafic volcanics. Hole AH-13-007, located 600 metres further south, did not crosscut any interesting mineralization. Finally, hole AH-13-008 intersected several pyrrhotite veinlets in metric to plurimetric thicknesses in a sequence of little-altered, mafic to intermediary volcanics. These pyrrhotite zones explain very clearly the targeted EM-Mag anomaly. In addition to drilling, a program of prospecting and mechanical stripping was conducted on the northeastern grid also located on the south block. About fifteen trenches were excavated to test the extensions of known mineralized showings and the IP anomalies identified on this grid by the winter 2013 geophysical survey. Work led to the discovery of a very interesting alteration and mineralization system within a mafic to intermediary volcanic sequence. The metric to decametric alteration zones are characterized by the presence of silica, sillimanite, garnet, actinote, tremolite and biotite. They contain sulphide zones (mainly pyrrhotite and pyrite) generally disseminated over several metres in thickness, sometimes hosting metric, semi-massive sulphide zones. This alteration and mineralization system is exposed intermittently by trenching over a kilometre laterally and is associated with a kilometric IP anomaly.

Samples from drilling and stripping were sent to the laboratory only in early September and assay results are yet to come. The Company and its partner are awaiting all results before deciding what further steps to take on this project.

During the recent quarter, AAEC spent $711,000 ($931,000 for the six-month period ended August 31, 2013) on the Ashuanipi project.

COULON PROPERTY

In early summer 2013, the Company carried out surface outcrop lithogeochemical sampling on its 100%-owned Coulon project, which is located 15 kilometres north of the Fontanges Airport, in Quebec Middle-North. The property consists of 574 claims covering an area of 28,537.44 hectares. The main purpose of work was to better characterize the lithologies and the surface alteration to identify new areas of interest and facilitate a better geological modeling of the property. To do so, over 800 samples were collected during this program. Assay results are currently being processed and will be eventually integrated to the drillhole database. At first glance, three new alteration sectors were outlined on the property. The interpretation of all results will be completed in the coming fall and drilling should follow in the winter of 2014.

In the recent quarter, the Company spent $426,000 ($1,138,00 for the six-month period ended August 31, 2013) on the Coulon project.

BAIE PAYNE PROPERTY

AAEC carried out, in the summer of 2013, diamond drilling on the Baie Payne project, located nearby the village of Kangirsuk on the west shore of the Ungava Bay. The Baie Payne project is an equal partnership with AAEC who is the operator since January 2012. The Company elected not to participate in the 2013 summer campaign and consequently, its participation will be diluted. The property consists of 471 claims covering an area of 18,890.07 hectares.

The 7-hole drilling program (totalling 1,450 metres) targetted the Ni-Cu showings as well as some EM anomalies on the property. Six holes were drilled in the Qarqasiaq area and one in the Kyak sector. Overall, these holes intersected a few metric to decametric zones of disseminated sulphides within fertile ultramafic units with, at times, thin centimetric to sub-metric zones of massive sulphides. The true potential of these mineralized zones is not well defined as all assay results are yet to come.

In the recent quarter, AAEC spent $1,072,000 ($1,329,000 for the six-month period ended August 31, 2013) on the Baie Payne project.

OTHER ACTIVE PROJECTS

In addition to all of the above-mentioned projects, the Company was also active, to a lesser extent, on many other of its properties in James Bay, in particular on the La Grande Est, Poste Lemoyne Extension, Lac Ménarik and Éléonore Régional projects where surface work (prospecting, geochemical survey and mechanical stripping) was carried out. A few new mineralized showings were discovered on these properties but a compilation of all summer results will be necessary to evaluate the true value of these discoveries.

PARTNERSHIPS

During the recent quarter, the Company announced the conclusion of a strategic alliance with Altius Minerals Corporation (“Altius”) pursuant to which the Company and Altius will jointly explore geological contexts favourable to different types of mineralization in the Labrador Trough. A total budget of approximately $600,000 has been allocated to the 2013-2014 campaign. The Company is the operator of the project.

On July 4, 2013, Wemindji Exploration Inc. terminated its strategic alliance with the Company to explore a territory covering an area of more than 5,000 square kilometres in Quebec Middle-North.

On July 11, 2013, IAMGOLD put an end to the agreement pursuant to which the Company conferred IAMGOLD the option of acquiring a 50% interest in the Lac Pau property.

SELECTED FINANCIAL INFORMATION

	Three-Month Periods Ended		Six-Month Periods Ended
	August 31, 2013 $	August 31, 2012 $	August 31, 2013 $	August 31, 2012 $
Expenses	1,042,000	1,698,000	3,738,000	2,716,000
Other income	253,000	438,000	749,000	1,053,000
Net loss	(29,000)	(668,000)	(1,432,000)	(393,000)
Basic and diluted net loss per share	(0.001)	(0.021)	(0.044)	(0.012)

RESULTS OF OPERATIONS

COMPARISON BETWEEN THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2013 AND 2012

Expenses

For the three-month and six-month periods ended August 31, 2013, expenses totalled $1,042,000 and $3,738,000, respectively, a decrease of $656,000 and an increase of $1,022,000, respectively, compared to the corresponding periods of last year. Variations are detailed below.

For the three-month and six-month periods ended August 31, 2013, salaries totalled $199,000 and $514,000, respectively, representing decreases of $29,000 and $7,000, respectively, compared to the corresponding periods of last year. These variations are due mainly to a reduction in the Company’s staff, partially offset by the annual increase in salaries and by the implementation of a group insurance.

For the current period, professional and maintenance fees totalled $106,000, an increase of $30,000 compared to the corresponding period of last year, and for the six-month period ended August 31, 2013, they totalled $251,000, an increase of $103,000 compared to the corresponding period of the previous year. The increases result mainly from tax consultation services.

General administrative expenses totalled $139,000 for the current period compared to $88,000 for the same period of the preceding year, an increase of $51,000 that results mainly from increases in donations, office rental and sustainable development fees. For the six-month period ended August 31, 2013, general administrative expenses amounted to $376,000 compared to $347,000 for the corresponding period of the preceding year, an increase of $29,000 that results mainly from increases in sustainable development, tuition and office rental fees, offset by an interest expense related to a notice of assessment from Revenu Québec posted last year.

There was no stock-based compensation for the three-month and six-month periods ended August 31, 2013, compared to $829,000 for the corresponding periods of the preceding year. No grant of stock options was accounted for in the current year as the Company awaits shareholders’ approval, at the next general meeting, of all unallocated options issuable under the plan for three years starting June 29, 2013.

General exploration costs increased by $162,000 for the three-month period ended August 31, 2013, compared to the same period of last year. The Company assigned a higher budget to prospecting of new exploration targets on the James Bay Territory and in Labrador. For the six-month period ended August 31, 2013, expenses amounted to $609,000 compared to $562,000 for the corresponding period of the preceding year. The increase was offset by refundable tax credits for resources denied by Revenu Québec for the years 2008 to 2011, posted last year.

For the three-month and six-month periods ended August 31, 2013, write-offs of mining properties totalled $154,000 and $1,937,000, respectively. In the current period, the Company proceeded with partial write-offs of $80,000 and $69,000 on the Corvet Est and FCI properties, respectively. In the six-month period ended August 31, 2013, the Company proceeded with the following partial write-offs: Coulon ($1,150,000), Wabamisk ($400,000) and Sarcelle ($180,000). The partial write-off of the Coulon property was done on the relatively unexplored part of the property that is considered to have low discovery potential.

Other Income

For the three-month period ended August 31, 2013, other income totalled $253,000 compared to $438,000 for the corresponding period of the preceding year, a decrease of $185,000. For the six-month period ended August 31, 2013, other income totalled $749,000 compared to $1,053,000 for the same period of the preceding year, a decrease of $304,000. Variations are detailed below.

For the current period, dividends and interest totalled $256,000, a decrease of $50,000 compared to the same period of the preceding year. For the six-month period ended August 31, 2013, dividends and interest totalled $524,000, a decrease of $57,000 compared to the same period of the preceding year. The decreases are mainly due to a lower level of bonds held by the Company and to a lower interest rate on these bonds.

Fees invoiced to partners during the current quarter totalled $90,000, a decrease of $31,000 from the corresponding period of the preceding year. During the current quarter, the Company received fees mainly from AAEC on the Ashuanipi project. Last year, the Company also received fees from IAMGOLD on the Lac Pau project. For the six-month period ended August 31, 2013, fees invoiced to partners totalled $151,000 compared to $346,000 for the same period of last year. The decrease is due mainly to important exploration work carried out with KGHM (Lac Gayot) during the first quarter of last year.

During the current period, the Company did not recognize any gain on sale of available-for-sale investments compared to $16,000 for the preceding comparative period. For the six-month period ended August 31, 2013, the Company recognized a gain of $154,000 compared to $141,000 for the same period of the preceding year. These gains result mainly from the sale of bonds.

For the three-month and six-month periods ended August 31, 2013, the Company posted gains on investments held for trading of $249,000 and $263,000, respectively, compared to nil for the same periods of last year. These gains are due to the fair value revaluation of the warrants held by the Company.

In the current period, the Company recognized an impairment loss of $342,000 on an investment in a public company. The Company concluded that the decline in value of the stock price of this investment was permanent due to the cut in the quarterly dividends.

Deferred Tax Recovery

For the three-month period ended August 31, 2013, the Company recognized a $760,000 deferred tax recovery compared to $592,000 for the same quarter of the preceding year. For the six-month period ended August 31, 2013, the Company recognized a $1,558,000 deferred tax recovery compared to $1,270,000 for the same quarter of the preceding year. The variations are due mainly to a less important increase in deferred tax liabilities offset by a decrease in the favourable tax impact on flow-through shares.

Net Loss

In light of the above, the Company posted a net loss of $29,000 for the three-month period ended August 31, 2013, compared to $668,000 for the same period of the preceding year.

For the six-month period ended August 31, 2013, the Company posted a net loss of $1,432,000 compared to $393,000 for the same period of the preceding year.

SELECTED FINANCIAL INFORMATION

	Balance sheets as at
	August 31,	February 28,
	2013	2013
	$	$
Working capital	40,473,000	39,720,000
Mining properties	61,253,000	58,857,000
Total assets	107,041,000	104,814,000
Shareholders’ equity	94,462,000	91,892,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at August 31, 2013, cash amounted to $1,151,000 compared to $4,057,000 as at February 28, 2013, while the Company’s working capital totalled $40,473,000, representing an increase of $753,000 compared to the working capital recorded as at February 28, 2013. The variation is due mainly by a flow-through private placement completed in March 2013, offset by the exploration expenses incurred in the current year.

From management’s point of view, the working capital as at August 31, 2013, will cover current expenditures and exploration fees in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the current period, cash flows used in operating activities totalled $1,689,000, a decrease of $1,850,000 compared to the same period of the preceding year. For the six-month period ended August 31, 2013, cash flows used in operating activities totalled $2,095,000 compared to $2,619,000 for the same period of the preceding year. These variations result mainly from changes in accounts payable and receivable related to partners.

Financing Activities

Cash flows provided from financing activities for the quarter ended August 31, 2013, amounted to $390,000 compared to $3,534,000 for the same period of the preceding year. The variation is mainly attributable to a private placement of $2,945,000 completed on June 1, 2012.

For the six-month period ended August 31, 2013, cash flows provided from financing activities totalled $6,000,000 compared to $3,723,000 for the same period of the preceding year. On March 20, 2013, the Company completed a private placement of 331,800 flow-through common shares at a price of $18.10 per share for gross proceeds of $6,006,000.

Investing Activities

For the three-month ended August 31, 2013, cash flows used in investing activities totalled $3,558,000 compared to $4,358,000 for the same period of the preceding year. For the six-month period ended August 31, 2013, cash flows used in investing activities totalled $6,811,000 compared to $8,013,000 for the same period of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the current quarter, the variation in short-term investments decreased liquidities by $1,757,000 compared to $1,073,000 for the same period of the preceding year. The variation is attributable mainly to the transfer to short-term investments of an amount of cash.

For the six-month period ended August 31, 2013, the variation in short-term investments decreased liquidities by $1,457,000 compared to an increase of $179,000 for the same period of the preceding year. The variation is attributable mainly to a $723,000 private placement in TerraX Minerals Inc. and to a transfer to short-term investments of an amount of cash.

For the current quarter, the acquisition of mining properties and the capitalization of exploration costs required disbursements of $1,828,000 compared to $4,375,000 for the same period of the preceding year. For the six-month period ended August 31, 2013, disbursements totalled $5,348,000 compared to $10,105,000 for the same period of the preceding year. The decreases result mainly from more important exploration work carried out during last year, particularly on the Coulon property.

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, net earnings (net loss) and the net earnings (net loss) per common share for the last eight quarters.

Period			Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	Other Income	(Net Loss)	Basic	Diluted
	$	$	$
08-31-2013	1,042,000	253,000	(29,000)	(0.001)	(0.001)
05-31-2013	2,696,000	496,000	(1,403,000)	(0.043)	(0.043)
02-28-2013	2,554,000	157,000	(1,662,000)	(0.052)	(0.052)
11-30-2012	1,656,000	374,000	(847,000)	(0.026)	(0.026)
08-31-2012	1,698,000	438,000	(668,000)	(0.021)	(0.021)
05-31-2012	1,018,000	615,000	275,000	0.009	0.008
02-29-2012	1,730,000	384,000	(645,000)	(0.021)	(0.021)
11-30-2011	1,210,000	322,000	(357,000)	(0.011)	(0.011)

ANALYSIS OF QUARTERLY RESULTS

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

CONTRACTUAL OBLIGATIONS

There was no material change in the Company’s contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the three-month period ended August 31, 2013, general administrative expenses required disbursements of $20,000 compared to $29,000 for the same period of the preceding year. Since the beginning of the current year, disbursements totalled $49,000 compared to $58,000 for the same period of the preceding year. These amounts have been paid to companies owned by a director.

These transactions are conducted in the normal course of operations.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are recorded when required.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Please refer to the appropriate section of the financial statements included in our 2013 Annual Report for a complete description of our accounting policies. There have been no significant changes in the Company accounting policies and estimates since February 28, 2013, except for the changes in accounting policies listed below.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with any consequential amendments, effective March 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

The Company has adopted the amendments to IAS 1 effective March 1, 2013. These amendments required the Company to group other comprehensive loss items based on whether or not they may be reclassified to net earnings in the future. These changes did not result in any adjustments to other comprehensive income (loss) or comprehensive income (loss).

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The adoption of IFRS 10 did not affect the Company’s financial statements.

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). We conducted a review of our working interests and determined that the adoption of IFRS 11 did not result in any change in the accounting treatment of these working interests.

IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity’s interests in other entities. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. The adoption of IFRS 12 did not affect the Company’s financial statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”)

IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on March 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at March 1, 2013.

FUTURE ACCOUNTING CHANGES

There have been no changes in future accounting changes as described in the Company’s 2013 annual Management’s Discussion and Analysis, except for the ones adopted and described in the preceding section “Changes in Accounting Policies”.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at October 10, 2013, a total of 32,979,933 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at October 10, 2013, a total of 2,069,750 stock options were outstanding. The expiry dates vary from April 6, 2016 to January 15, 2023. There was a grant of 168,250 stock options on July 29, 2013, but they are not included in the number of stock options outstanding as they cannot be exercised prior to the next shareholders annual meeting further to the refusal by the Toronto Stock Exchange to recognize the approval by the shareholders of the Corporation, at the annual meeting of June 26, 2013, of all unallocated stock options granted under the stock option plan of the Corporation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its financial statements. The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established the internal control over financial reporting or had it established under their supervision in order to obtain reasonable assurance about the reliability of the financial reporting and to make sure that the financial statements were being prepared in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to ICFR during the quarter ended August 31, 2013, that have materially affected, or that are reasonably likely to materially affect ICFR. No such changes were identified through their evaluation.

RISK FACTORS AND UNCERTAINTIES

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2013.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at October 10, 2013, date of the approval by the Board of Directors. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, André Gaumond, President and Chief Executive Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended August 31, 2013.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning June 1, 2013, and ended August 31, 2013, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

October 10, 2013

/s/ André Gaumond

André Gaumond

President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robin Villeneuve, Chief Financial Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended August 31, 2013.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning June 1, 2013, and ended August 31, 2013, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

October 10, 2013

/s/ Robin Villeneuve

Robin Villeneuve

Chief Financial Officer